UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

BYND CANNASOFT ENTERPRISES INC .

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

05608P109

(CUSIP Number)

Yftah Ben Yaackov

Eilat 15

Ashkelon 7844317

Israel

+972 50 726 2830

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05608P109	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yftah Ben Yaackov
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,281,601
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,281,601
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,281,601
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.65%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 05608P109	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

COMMON SHARES WITHOUT PAR VALUE OF BYND CANNASOFT ENTERPRISES INC.

2264E 11TH AVENUE, VANCOUVER V5N1Z6, CANADA

Item 2. Identity and Background.

Yftah Ben Yaackov

Eilat 15, Ashkelon 7844317, Israel

Chief Executive Officer of BYND CANNASOFT ENTERPRISES INC.

Not convicted in a criminal proceeding during the last five years and not part to a civil proceeding during the last five years

Israeli Citizen

Item 3. Source or Amount of Funds or Other Consideration.

Shares issued to Yftah Ben Yaackov are from vesting of RSUs issued to him for his services to the Company

Additional shares will be issued to Yftah if and when the company grants him additional RSUs as part of his compensation

Item 4. Purpose of Transaction.

Shares were issued as part of Yftah’s Compensation as C.E.O of the Company

Item 5. Interest in Securities of the Issuer.

Yftah Ben Yaackov holds 1,281,601 common shares which represents 11.65% of the issued and outstanding common shares of BYND Cannasoft Enterprises Inc., this includes 1,038,525 shares issued to him on June 14, 2024 following vesting of RSUs granted to him.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7. Material to Be Filed as Exhibits.

Not Applicable

CUSIP No. 05608P109	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yftah Ben Yaackov
Insert Name

Yftah Ben Yaackov
Name

06/21/2024
Date